Epazz, Inc.
309 W. Washington St.
Suite 1225
Chicago, IL 60606

February 2, 2012

Mr. Morgan Youngwood
U.S. Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549
Phone: (202) 551-3479
Fax: (202) 772-9210

Re:          Epazz, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
Item 4.02 Form 8-K
Filed August 16, 2011
File No. 333-139117

Dear Mr. Youngwood:

Pursuant to our telephonic conversion on January 18, 2012, Epazz, Inc. (the “Company”) has the following expanded and revised response to comment 2 to your December 8, 2011 comment letter to the Company:

Note 9. Acquisitions, page 47

2.           We note your response to prior comment 3. Clarify your disclosures on page 47 that state you acquired the net assets of IntelliSys, Inc. for $30,816. Tell us the amount of the 10 year note payable with a 6% interest rate. Explain why no portion of the purchase price was allocated to intangible assets. Revise your disclosures to explain the primary reasons for the acquisition and the percentage of voting interest acquired.

RESPONSE:

As recently discussed with the Staff, the Company has decided to update and revise the accounting of its acquisition of IntelliSys, Inc. to allocate a portion of the purchase price to intangible assets.

Specifically, the Company plans to allocate a total of $125,000 to intangible assets (Customer List, as shown below) in connection with the acquisition of IntelliSys, Inc., relating to the customer lists acquired in the acquisition (which were formerly included in goodwill), which will be expensed over their life.  As such, the revised accounting for the acquisition of IntelliSys, Inc. will be as follows (revised items are in bold and underlined):

Fair Value ($)

Cash	319
Accounts Receivable	15,362
Fixed Assets	5,137
Intangible Asset (Software and Customer List)	200,000
Goodwill	53,588

Total	274,406

The Company plans to file an amended report, subsequent to the date hereof amending such prior accounting treatment.

Very truly yours,

/s/ Shaun Passley
Shaun Passley
President